VIRIDAX CORPORATION
                               270 N.W. 3rd Court
                            Boca Raton, Florida 33432
                            Telephone: (561) 368-1427
                            Facsimile: (561) 395-8312
                                 www.Viridax.com


June 7, 2006

George F. Ohsiek, Jr., Branch Chief
United States Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

         Re:      Viridax Corporation
                  SEC Response Letter of May 24, 2006
                  File No-033473

Dear Mr. Ohsiek:

         This correspondence is in answer to your correspondence of May 24, 2006 making certain comments regarding our filing of correspondence on May 2, 2006 in answer to your comments of April 13, 2006 pertaining to our filing of Form 10-KSB for the Fiscal Year Ended April 30, 2005 and subsequent filing of Forms 10-QSB for the quarters ended July 31, 2005, October 31, 2005 and January 31, 2006.

         Your correspondence contained 7 numbered comments. The responses below correspond to those numbered comments:

Form l0-KSB for the Fiscal Year Ended April 30, 2005
----------------------------------------------------

Item 8A. Controls and Procedures, page l3
-----------------------------------------

1. Please accept this as an affirmative statement that the principal executive and financial officers of Viridax Corporation performed an evaluation of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of the periods covered by the above-referenced reports and they concluded that our disclosure controls and procedures were effective as of the end of our fiscal year ended April 30, 2005 and for the end of each subsequent quarterly period.

Financial Statements, page F-2
------------------------------

2. On October 25, 2004 (Moliris reported the Asset Purchase Agreement as of October 22, 2004) Mycobis did in fact execute an Asset Purchase Agreement with Moliris Corp. which was identical to the Staphylococcus aureus bacteriophage assets that Viridax acquired from Mycobis on April 25, 2005. The problem with Moliris Corp. reporting the above-referenced acquisition is that it never, in fact, occurred. That Purchase Agreement specified that the closing under the Agreement would occur on October 25, 2004, but in no event later than October 29, 2004 - at which time Moliris was to deliver to Mycobis 2,000,000 shares of its Common Stock. Moliris refused to deliver the stock and was informed by counsel to Moliris on January 19, 2005 that the said Asset Purchase Agreement was null and void. This fact was later acknowledged in writing by Clyde R. Parks, as Chairman of Moliris.

George F. Ohsiek, Jr., Branch Chief
Division of Corporation Finance
Securities & Exchange Commission
June 7, 2006
Page Two

        By way of further explanation, Moliris was to acquire these assets in exchange for 2,000,000 shares of its common stock. Using the Moliris assumption of acquisition, when Moliris forward split its common Stock on November 11, 2004 at a 4 for 1 ratio, this would increase the stock paid to 8,000,000 shares. Then when Moliris executed a reverse split of 20 to 1 on February 18, 2005, this would reduce the stock paid to 400,000 shares. If Moliris valued those assets at $730,000 based on 400,000 shares, it would seem to follow that based on an original issue of 2,000,000 shares, the Mycobis assets would be worth 5 times $730,000 at that time.

         The facts are that Moliris stated an asset impairment sufficient to eliminate those assets from its books, knowing that it was committing (in our opinion) fraud by intentionally listing assets that it never owned, and having a desire to remove those assets from future inspection. Mycobis was able to convey valid title to the assets because it never conveyed them to Moliris.

         The bacteriophage materials acquired by Viridax Corporation are well advanced into the US FDA regulatory process, including through scale-up manufacturing and preclinical testing, and are nearly to the stage of initating first human clinical trials. The said bacteriophage materials are high-value biopharmaceutical agents (Product Candidates, or Drug Substances) that are planned to be developed by Viridax for regulatory approval, and which are subsequently intended to be made available through a licensing arrangement with a major pharmaceutical company for ultimate marketing sales and distribution through the well-established marketing organization of a multinational pharmaceutical company. The bacteriophage materials remain high-value biopharmaceutical Product Candidates intended for global markets.

3. Please note that no statement was made that an active market existed for the securities. An indicated in the previous comment letter, the bacteriophage material purchased had no current market in the United States and its valuation could not be objectively and reliably determined other than through the negotiations between the Company and the buyer. The most objective basis to value the asset was $1.00 per share, the latest price common shares were sold for cash to third parties unrelated both before and after the acquisition.

4. Upon acquisition, a review was made to determine whether the bacteriophage material acquired was in-process research and development costs which, under SFAS No. 2, would be expensed or recorded as an asset under the definition referred to in SFAC No.6 subject to impairment under SFAS No 142. It was concluded that the bacteriophage material acquired was not considered in-process research and development costs but an asset for the following reasons:

a. The bacteriophage material, in its current high-value state without undergoing further clinical trials, has substantial immediate market potential and could be presently sold to phage therapy centers in Europe, Russia, the Republic of Georgia and Mexico where the material is currently used. In fact, the Company has pursued contacts in these countries.

b. If  necessary,  the Company  could apply for a shortened  FDA approval  under
"Compassionate   Use"  status  should  current  available   medications  not  be
successful for patients suffering life-threatening infections.

Based on the above reasons and the factors noted in #2 above (last paragraph) it was determined that the bacteriophage material meets the definition of an asset(has probable future benefits). Expensing of the material was not considered appropriate as there exists an alternative viable use.

George F. Ohsiek, Jr. Branch Chief
Division of Corporation Finance
Securities & Exchange Commission
June 7, 2006
Page Three

5. An independent firm has been engaged to conduct a valuation of the bacteriophage material for impairment purposes for the audit of the financial statements for the fiscal year ended April 30, 2006. Specialists with extensive bacteriophage background and experience have also been engaged to assist our Current auditing firm with the valuation.

Statement of Changes in Stockholders' Equity (Deficit) page F-4
---------------------------------------------------------------

6. No further comment.

Exhibits 31.1 and 31.2 Certifications
-------------------------------------

7. Please accept this as an affirmative statement that the inclusion of their titles by our officers in the first sentence of the referenced certifications was not intended to limit the representations being made in the certifications to their capacity as officers.


                  Very truly yours,

                  /s/ Ledyard H. DeWees

                  Ledyard H. DeWees
                  Secretary and General Counsel